Filed Pursuant To Rule 433

Registration Nos. 333-174640,

333-175502, 333-159964 and

333-176370

Contact: Jeaneen Pisarra

917.386.0387

jpisarra@sg-investors.com

Jessica Papini Lopez

917.386.0428

jpapini@sg-investors.com

RYDEX ANNOUNCES THE LAUNCH OF ITS CURRENCYSHARES®

CHINESE RENMINBI TRUST

FXCH is First ETF to Provide Pure Exposure to the Chinese Currency;

Offers Access to China’s Growth Story

NEW YORK – October 4, 2011 – Rydex|SGI, a leading investment manager, announced today that shares of the CurrencyShares Chinese Renminbi Trust (NYSE Arca: FXCH) have begun trading. The launch of the CurrencyShares Chinese Renminbi Trust expands Rydex’s CurrencyShares lineup to 10 ETPs.

The Chinese Renminbi Trust seeks to provide institutional and retail investors a cost-effective way to hold the renminbi, the official currency of the People’s Republic of China. The primary unit of the renminbi is the yuan. The currency shares structure, similar to all of the Rydex CurrencyShares, provides pure exposure to the renminbi by holding actual foreign currency deposits, not derivatives. In addition to pure exposure, CurrencyShares’ investing advantages include transparency, accessibility and choice

“The renminbi has become an important currency in the world, and the China growth story is expected to continue long-term,” said Jim King, an ETF portfolio manager at Rydex|SGI. “The Chinese Renminbi Trust offers investors a way to participate in China’s burgeoning economy, as well as diversify their portfolio with currency exposure,” he said.

China, the world’s second largest economy, is growing more rapidly than most other developed economies, according to the International Monetary Fund. In the second-quarter of 2011, Chinese GDP rose 9.5% versus a year earlier, helped by domestic consumption and investment.1

The currency market, one of the largest and most liquid, can provide investors a way to diversify cash allocations and hedge exposure to certain markets. Currency, when used as an asset class,

[1]	Source: Reuters, “China quarterly growth tops forecasts, boosts inflation fight,” July 13, 2011.

also has the potential to offer low correlations to equity and fixed income asset classes, which may help lessen portfolio volatility.

“We are proud to list yet another innovative Rydex fund that offers investors even greater portfolio diversification and exposure to Asian markets,” said Laura Morrison, head of U.S. ETF trading and listings operations at NYSE Euronext. “By adding the CurrencyShares ETF CurrencyShares Chinese Renminbi Trust to our growing list of ETPs, we continue to build upon our legacy of being the exchange of choice for new ETP product listing and trading.”

Rydex has been a pioneer in currency products, launching the nation’s first currency exchange traded product—CurrencyShares Euro Trust (NYSE Arca: FXE) more than five years ago, as a way to provide investors access to benefits similar to those of holding currencies. Rydex offers the industry’s widest range of currency linked ETPs, including a Swiss Franc Trust and a Swedish Krona Trust. Collectively, the Rydex CurrencyShares line-up represents nearly $4 billion in assets.

Additionally, Rydex|SGI has a long history of educating advisors. A recent report on the use of currencies for investment purposes titled “Currency as an Asset Class” can be accessed on the company’s financial professional website, http://www.rydex-sgi-fp.com, along with all Rydex|SGI thought pieces.

About Rydex|SGI

Rydex|SGI manages approximately $23 billion in assets, including nearly $8 billion in exchange traded product assets. The firm offers institutional investors and financial intermediaries a broad spectrum of traditional and non-traditional investment options that span four distinct disciplines: fundamental alpha (actively-managed equity and fixed-income), alternative strategies, target beta strategies, and ETFs. For more information, visit www.rydex-sgi.com or call 800.820.0888.

Each of the CurrencyShares® Euro Trust, CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Swedish Krona Trust and CurrencyShares® Swiss Franc Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the links above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the selling shareholder may have to pay brokerage commissions in connection with the sale. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares Trusts are not investment companies registered under the Investment Company Act of 1940. Diversification does not ensure a profit, nor eliminates the risk of investment losses.

Rydex Specialized Products LLC, d/b/a Rydex SGI, is the sponsor of each of the CurrencyShares Trusts. Rydex Distributors, LLC, an affiliate of Rydex SGI and Rydex Specialized Products LLC, is the distributor of the each of the CurrencyShares Trusts. The Bank of New York Mellon (NYSE: BK) is the trustee of the trust and JPMorgan Worldwide Securities Services (NYSE: JPM) is the depositary for the trust. Precidian Investments has collaborated with Rydex|SGI in connection to all CurrencyShares exchange traded products.

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